17 January 2003

Exhibit 1_1

MEDIA RELEASE

TELECOM AND BCL REACH SIGNIFICANT
BROADBAND AGREEMENT

Telecom today announced it has signed an agreement with Broadcast Communications Limited (BCL) that enables Telecom to provide a range of wireless broadband services to rural and provincial customers who are currently beyond the reach of Telecom’s ADSL JetStream service. The agreement is conditional on BCL confirming arrangements with its technology supplier, which it is confident of concluding by the end of January.

The wireless services will be provided on an open access wholesale network to be built and owned by BCL. Telecom will retail these services once the network is commissioned, scheduled for late October this year.

The BCL wireless network and additional developments to the Telecom network are expected to bring broadband within the reach of 95% of Telecom customers by the commissioning date.

The percentage of Telecom customers able to access broadband services has grown from 66% in February 2002 to a predicted 83% in February 2003. The number of customers using JetStream has doubled in the same period.

Telecom and BCL will consider developing their networks to extend coverage as demand and economics warrant.

Further information please contact:

Andrew Bristol
Telecom Media Relations
Phone 04 498 5594